EXHIBIT 99.1

Endeavour Silver Announces Board and Management Succession Plans

VANCOUVER, British Columbia, March 30, 2021 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) (“Endeavour”) announces its forthcoming board and management succession plans.

In anticipation of the re-election of the current directors as proposed in the Management Information Circular for the Annual General Meeting (“AGM”) of Shareholders to be held on May 12, 2021, Geoff Handley, Chair of Endeavour, plans to step down as the Chair of the Board of Directors but will remain active as a Director. Rex McLennan will become the Lead Independent Director at that time.

Bradford Cooke, Chief Executive Officer and Director, has been invited by the Board to assume the role of Executive Chair of Endeavour, and plans to step down as the CEO immediately following the AGM. Dan Dickson, Chief Financial Officer, has been nominated to assume the role of CEO of Endeavour, and Christine West, Vice President Controller, has been nominated to assume the role of CFO of Endeavour.

Bradford Cooke commented, “I am pleased to announce this seamless board and management transition without having to reach outside of the organization. It speaks to the depth of our management team, and the skills and dedication they bring to the Company. I look forward to supporting Dan and Christine in their new roles, and we appreciate the vote of confidence of our Board of Directors.”

“I plan to stay active with Endeavour, utilizing my knowledge of and contacts in the mining industry to continue building a bigger and better Company. However, given that Endeavour is now preparing for its next phase of growth, starting with the construction of the Terronera project this year, now is an appropriate time to pass the baton to our rising stars in management.”

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2021 including changes in mining operations and production levels, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.